Exhibit 99.4

Exar Employee Q & A’s

Regarding Announced MaxLinear Acquisition

March 29, 2017

What does today’s announcement mean?

As announced on March 29, 2017, MaxLinear, Inc. (“MaxLinear” or “MXL”) intends to acquire Exar Corporation (“Exar” or “EXAR”). Our board of directors unanimously supports and believes the transaction is in the best interests of our stockholders. The acquisition will be an all cash deal in which $13.00 per share will be paid to stockholders upon closing.

Who is MaxLinear?

MaxLinear is a provider of highly integrated, radio-frequency analog and mixed-signal semiconductor solutions for broadband communications applications. The company’s high-performance radio-frequency (RF) receiver products capture, decode, and process digital and analog broadband signals within various cable, satellite, wired and wireless infrastructure applications. These products include both RF receivers and RF receiver systems-on-chip (SoCs), which incorporate highly integrated radio system architecture and the functionality necessary to demodulate broadband signals.

When will the MaxLinear acquisition close and become effective?

MaxLinear intends to acquire Exar through a tender offer and merger process, the completion of which is subject to the satisfaction of numerous closing conditions. Two key points include: (1) The tender offer process, to be initiated by MaxLinear, will require the holders of a majority of shares of Exar common stock (including outstanding RSUs and vested options) to agree to tender their shares to the purchaser in exchange for cash. (2) The U.S. government shall have completed its official review of potential antitrust implications of the acquisition, a process known as the Hart-Scott-Rodino filing and review process, and determined that it will take no action with respect to this acquisition transaction. In addition, several other closing conditions, such as the accuracy of Exar’s representations and warranties (subject to certain materiality qualifiers), must be satisfied or waived. The entire pre-closing process is expected to be completed during the second calendar quarter of 2017.

What is the benefit of this transaction to Exar and MaxLinear?

MaxLinear offers a global footprint, effective channels of distribution, strong engineering capabilities, and top-tier customer relationships, and the Company expects to be able to support a broader and deeper penetration of Exar's overall product portfolio. This acquisition will strategically add to MaxLinear’s core competencies and will facilitate building out a broad analog and mixed signal integrated circuit platform. Furthermore, Exar’s power management, interface, and timing products will strengthen MaxLinear’s analog products and capabilities, expanding its ability to more comprehensively address its customers’ needs.

What is the corporate culture of MaxLinear?

There are many similarities between the MaxLinear and Exar corporate cultures. Both have employed a hybrid expansion strategy relying on acquisitions and organic growth. Both have rich heritages in the industry. And, both have long been committed to providing their customers with innovative, best-in-class products, support and service. This dedication drives both companies’ culture.

What will happen to my pay and benefits?

Employee pay and benefits are expected to remain the same for the near future. Employees will be notified of any upcoming changes prior to the changes being implemented.

Are service-based entitlements carried forward?

MaxLinear and Exar are working closely to align employee benefit policies and practices. Prior to closing, Management will be communicating specifics around employee benefits including the carryforward of existing entitlements.

What will happen with my unvested Exar RSUs?

All unvested RSUs will be assumed by MaxLinear and converted into MaxLinear RSUs based on an exchange ratio formula. The exchange ratio formula will be the tender offer Exar price per share divided by a ten day volume weighted average of the MaxLinear price per share price ending on the second trading day immediately preceding the closing date.  The converted RSUs will then be subject to the same terms and conditions (including vesting period).

What will happen to any unexercised Exar stock options?

For every vested and in-the-money stock option that employees hold, they will be receive a cash payment, subject to tax withholding, equal to the amount by which the $13.00 per share offer price exceeds the exercise price per share of each of those stock options, similar to a cashless exercise. Each unvested, at-the-money or out-of-the money stock option will be converted to stock options of MaxLinear, using an exchange ratio formula similar to that used for unvested Options. The converted Options will then be subject to the same terms and conditions (including vesting period).

Will employees be subject to any post-closing lock-up period for selling MaxLinear shares they receive in the transaction?

There is no lock-up period for Exar employees. However, all continuing employees will be subject to MaxLinear’s standard Insider Trading guidelines. Additionally, employees in possession of material inside information will be restricted from trading in accordance with applicable SEC rules and regulations.

What will happen with our ESPP plan?

Exar’s current plan will no longer exist going forward but all employees will have the opportunity to participate in MaxLinear’s employee equity incentive plans. Additional details of this plan will be communicated at a later point in time.

What will happen to bonuses under the FY17 Annual Incentive Plan?

The terms of the FY17 Annual Incentive Bonus Plan are unchanged. In other words, the acquisition will not affect eligibility to participate, key performance factors, timing of payment, or the calculation of a participant’s actual bonus under the Bonus Plan. The payout of the FY17 bonus will be paid according to normal schedule upon closing of the fiscal year results. Depending upon the timing of this, the payout will either be in Exar or MaxLinear RSUs, in the event the payout is determined after close of the acquisition using an exchange ratio formula similar to that used for unvested RSUs.

Will there be a reduction in force as a result of the acquisition?

The history of the two companies would demonstrate that we will achieve the greatest benefit by maintaining and capitalizing on the vast majority of employees and combining two strong organizations. You have our commitment to treat all employees fairly and communicate openly, while adhering to all local employment regulations and practices.

If my job is eliminated after the acquisition closing, what protections do I have?

Legal rights and remedies will vary depending on local legal requirements. Any employees whose current positions become affected by this transaction will be provided with further details on those local legal requirements at that point in time.

What are the go-forward plans for SG&A employees?

MaxLinear’s intention is to acquire a fully operational business and Exar’s current employee base is a key component of maintaining the business going forward. We expect that all employment decisions will be made after closing conditions have been satisfied. Employees will be consulted in connection with any future decisions that may impact their current roles and responsibilities in the future.

 Will we still work in our existing office location?

Yes, there are currently no plans to close any offices in the immediate term.

Will Exar Fremont still relocate to 1060 Rincon Circle in San Jose as planned?

Yes, Exar has signed a long-term lease of a building located at 1060 Rincon Circle in San Jose. Construction on building improvements is expected to begin soon. The planned timing for relocation from Fremont to San Jose is still targeted for September.

Does MaxLinear have an office in the Bay Area?

No, MaxLinear does not have an office in the Bay Area. Exar will become the center of focus for MaxLinear’s Bay Area presence in the future.

When will Exar stock stop trading on the NYSE?

Exar’s stock will cease trading on the NYSE when the transaction is completed, which is expected to be in the second quarter of 2017.

What needs to happen for the merger to close?

The merger is subject to customary approvals, including regulatory approvals and the completion of a tender offer. Until completion of the merger, it is important that all employees/colleagues continue to focus on achieving 2017 metrics and objectives to deliver the results that our customers and shareholders expect.

When can we start integration activities? What is the timeline for the integration?

Both companies will operate as separate businesses and brands until closing. It is important that we all remain focused on our business priorities and day-to-day responsibilities. In coming weeks, once we have received antitrust approval from regulatory authorities and can begin the integration process, we will build an integration planning team with members from both MaxLinear and Exar to address how we bring our companies together. As this transaction was just announced, we are early in the planning process and it is premature to discuss specifics now. However, our focus will be on maximizing the strengths of both companies. We will communicate with you as details are available.

What should I tell my customers or suppliers about the transaction?

Separate communications will be going out to select customers and suppliers informing them of the transaction. If asked, tell customers and suppliers that the deal is still pending subject to the official close. However, if the deal is completed, there are long-term benefits to all our partners including stronger product portfolio, integrated sales channels and enhanced scale.

What should I do if someone from the media contacts me about the transaction?

If a member of the press, industry analysts or other third parties contact you regarding the transaction, direct them to submit an inquiry to: press@exar.com. Any discussions relating to the transaction should be limited to publicly available information and written information we have provided to you.

What should I do if an investor or someone from the financial community contacts me about the transaction?

If a member of the press, industry analysts or other third parties contact you regarding the transaction, direct them to submit an inquiry to: investorrelations@exar.com. Any discussions relating to the transaction should be limited to publicly available information and written information we have provided to you.

When can we expect more clarification and detail from Exar management?

Exar management will hold a company communication meeting on Thursday, March 30, 2017 to provide more clarification on this transaction.

Note to all Exar employees: The information presented in these Q&A’s (1) is not intended to serve as legal or tax advice and should not be used or relied upon as such; (2) is qualified in its entirety by the terms and conditions set forth in the Agreement and Plan of Merger, and (3) is believed to be accurate as of the date hereof, but is subject to change in the future without notice and is subject to the parties’ performance of and compliance with the terms and conditions of the Agreement and Plan of Merger.

Additional Information and Where to Find It

In connection with the proposed merger, MaxLinear and its subsidiary will commence the tender offer (the “Offer”) and file a Tender Offer Statement on Schedule TO with the SEC, and Exar will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. EXAR STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL, AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s website at www.sec.gov. Free copies of these materials and certain other offering documents will be sent to Exar’s stockholders by the information agent for the Offer. These documents may also be obtained for free by contacting MaxLinear Investor Relations at http://investors.maxlinear.com/, at IR@MaxLinear.com or by telephone at (760) 517-1112 or by contacting Exar Investor Relations at investorrelations@exar.com or by telephone at (510) 668-7201. The contents of the websites referenced above are not deemed to be incorporated by reference into the Offer documents.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated timing of the proposed tender offer and merger; anticipated effects of the proposed tender offer and merger; prospects for the combined company, including (without limitation) expectations with respect to its addressable markets, opportunities within those markets, and the ability of the combined company to serve those markets; and the anticipated impact of the merger on Exar’s employees. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Exar stockholders to tender their shares in connection with the tender offer; failure to receive regulatory approvals; the challenges and costs of closing, integrating, restructuring, and achieving anticipated synergies, particularly in light of differences in the businesses and operations of the two companies; the ability to retain key employees, customers and suppliers; and other factors affecting the business, operating results, and financial condition of either MaxLinear or Exar, including those set forth in the most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K reports filed by MaxLinear and Exar, as applicable, with the SEC. All forward-looking statements are based on the estimates, projections, and assumptions of MaxLinear or Exar management, as applicable, as of the date hereof, and MaxLinear and Exar are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.